                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT
TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

             OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: Form S-8 Reg. No. 333-17473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ITW Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Illinois Tool Works Inc.
            3600 West Lake Avenue
            Glenview, Illinois 60025

                                       ITW
                           Savings and Investment Plan
          (f/k/a Illinois Tool Works Inc. Savings and Investment Plan)

                              Financial Statements
                        As of December 31, 2001 and 2000
                         Together With Auditors' Report

                    Employer Identification Number 36-1258310
                                 Plan Number 003

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and  Investment  Plan,  formerly  known as the Illinois  Tool
Works Inc.  Savings and  Investment  Plan, as of December 31, 2001 and 2000, and
the related  statement of changes in net assets  available  for benefits for the year ended December 31, 2001. These financial  statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with  accounting  principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

                                       ITW
                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000

           Employer Identification Number 36-1258310, Plan Number 003

                                                       2001            2000
                                                  --------------  --------------
ASSETS:
    Receivables-
      Company contributions                       $           --  $       80,731
      Participant contributions                               --         311,041
      Loan payments                                           --         128,141
      Other                                               90,109         116,217
      Transfers from other plans (Note 11)               311,877     804,049,676
                                                  --------------  --------------
                     Total receivables                   401,986     804,685,806

     Investments                                              --   1,127,772,259
     Proportionate share of Master Trust assets    1,688,188,687              --
                                                  --------------  --------------
                              Total assets         1,688,590,673   1,932,458,065
LIABILITIES:
     Fees payable                                         22,527              --
                                                  --------------  --------------
NET ASSETS AVAILABLE FOR BENEFITS                 $1,688,568,146  $1,932,458,065
                                                  ==============  ==============

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                                       ITW
                           SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2001

           Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
    Contributions-
            Company                                            $    24,986,491
            Participant                                             65,394,619
            Rollover                                                13,594,727
                                                               ---------------
                  Total contributions                              103,975,837

    Proportionate share of Master Trust net investment loss        (60,216,768)
    Benefit payments to participants                              (297,865,668)
    Deemed distributions of participant loans                       (1,860,296)
    Administrative expenses                                           (426,544)
    Transfers from other plans (Note 11)                            12,503,520
                                                               ---------------
                  Net decrease                                    (243,889,919)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                            1,932,458,065
                                                               ---------------
    End of year                                                $ 1,688,568,146
                                                               ===============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                       ITW
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

           Employer Identification Number 36-1258310, Plan Number 003

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following  describes the major  provisions of the ITW Savings and Investment
Plan (the  "Plan")  which was  formerly  known as the  Illinois  Tool Works Inc.
Savings and Investment Plan prior to January 1, 2001.  Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined  contribution  plan in which  employees  of  participating business  units of Illinois  Tool Works Inc. and its wholly  owned  subsidiaries
(the   "Company"),   are  eligible  to  participate  in  the  Plan  as  soon  as administratively  feasible,  except  for  discontinued  business  units  of  the
Company. Prior to January 1, 2001, eligibility to participate in the Plan was in the month  following the  employees'  date of hire.  The Company's  discontinued
business units,  Florida Tile, Precor and West Bend, are eligible to participate in the plan, but have different participation, Company contribution, and vesting requirements  than all of the other  participating  business units.  The general information  presented here relates to the Company's  continuing business units.
Established on  November 16,  1967,  and as  subsequently  amended,  the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Effective  January 1, 2001, the funding  vehicle for the Plan is the ITW Savings and Investment Trust (the "Master Trust") at Putnam Fiduciary Trust Company (the
"Trustee").  Prior to January 1, 2001,  the  investment  assets of the Plan were held at the Trustee in an individual account.

Participant and Company Contributions

Effective January 1, 2001, participants may contribute amounts from a minimum of
1% to a maximum of 16% of eligible  compensation  to their pre-tax and after-tax accounts.  Separately,  the  maximum  pre-tax  account  contribution  is  16% of eligible compensation,  while the maximum after-tax account contribution is 10%.
The combined pre-tax and after-tax  contributions  cannot exceed 16% of eligible compensation.  Participants may change their contribution  percentages with each payroll.  Prior to January 1, 2001 the maximum pre-tax  contribution was 15% and the combined pre-tax and after-tax contribution could not exceed 15%.

Effective January 1, 2001, participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Prior to that date, participant contributions began in the month following the date of hire. Company contributions,  however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the  participants'  accounts  based  on the  participants'  contributions  as follows:

               Percentage of
         Participants' Compensation
         --------------------------
     Participants'             Company
     Contribution           Contribution
     ------------           ------------
          1%                      1.0%
          2                       1.5
          3                       2.0
          4                       2.5
          5                       3.0
         6-16                     3.5

Participants  may elect to allocate any  contribution  in multiples of 1% to the investment funds.

Investment Funds

Effective  January  1,  2001,  there  are  thirty  investment  options  in which participants may choose to invest.  Investment  income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money
Market  Fund and the  Stable  Asset  Fund.  These two funds  allocate  income to participant account balances monthly.

For  each  of  the  funds  valued  daily,  investment  income  is  allocated  to participant  accounts  based on the previous day's closing share value times the number of shares in their  account.  For the monthly  valued funds,  a month-end share value is determined by the Trustee from the  investments  and allocated to participant accounts based on the number of shares in their account.

Effective January 1, 2001, participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day. Prior to  January 1,  2001,  participants  were  allowed  to change  their  investment elections or transfer their balances no more than twice per quarter.

Vesting

Participants'  interest in their employee contribution accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement  or death are granted full vesting in their  Company  contribution accounts.

Participant Loans

Participants  may  borrow  up to 50% of  their  vested  account  balance,  up to
$50,000,  with a minimum loan amount of $1,000 from the vested  portion of their accounts.  Loans bear a reasonable rate of interest, are secured by a portion of the  participants'  accounts and are repayable  over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon  termination of employment,  participants may receive a lump-sum payment of their  account  balances,  subject to the vesting  provisions  described  above.
Additional  optional  payment  forms  are  available  at  the  election  of  the participant.

Forfeitures

Forfeitures,  representing the unvested portion of the Company's  contributions,
amounting   to  $141,941  and  $31,047  as  of   December 31,   2001  and  2000,
respectively,  will be used to reduce future Company  contributions  pursuant to the terms of the Plan.  Also,  in 2001,  Company  contributions  were reduced by
$281,403 from forfeited nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The  financial  statements  of the Plan were  prepared on the  accrual  basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States  requires  management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and changes therein,  and disclosure of contingent  assets and  liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments  (other than those of the Stable  Asset  Fund) are  reported at fair values based on quoted market prices of the underlying  securities in which each
fund   invests.   Investments   of  the  Stable  Asset  Fund  consist  of  fully
benefit-responsive  investment  contracts  and are  reported at contract  value, which approximates fair market value.

Purchases and sales of securities  are recorded on a trade date basis.  Interest income is  recorded  on an accrual  basis.  Dividend  income is  recorded on the ex-dividend date.

The Plan  provides  for  investments  that,  in general,  are exposed to various risks, such as interest rate,  credit,  and overall market volatility risks. Due to the  level of risk  associated  with  certain  investment  securities,  it is reasonably  possible  that changes in the values of investment  securities  will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,  rather than  the  original  cost  at  the  time  of  purchase.  The  Plan's  unrealized appreciation  (depreciation) and realized gain (loss) are included in the Plan's proportionate share of Master Trust net investment income or loss.

3. INVESTMENTS

The  following  presents  investments  that  represent  5 percent or more of the
Plan's net assets at December 31, 2000:

                                                                       2000
                                                                   ------------
Putnam Asset Allocation Fund Balanced Portfolio                    $142,988,323
Fidelity Investments Magellan Fund                                  223,551,776
Illinois Tool Works Inc. Common Stock Fund                          149,653,083
Putnam New Opportunities Fund                                       182,838,486

4. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has  benefit-responsive  investment  contracts.  The accounts for these contracts are credited with earnings on the underlying  investments  and charged for  participant  withdrawals  and  administrative  expenses.  The contracts are
included  in  the  financial  statements  at  contract  value.   Contract  value
represents   contributions  made  under  the  contract,   plus  earnings,   less
participant withdrawals and administrative expenses.

There are no reserves  against  contract  value for credit risk of the  contract issuer or  otherwise.  The  average  yield and  crediting  interest  rates  were approximately 6 percent for 2001.

5. ADMINISTRATIVE EXPENSES

Investment management fees, investment evaluation fees, trustee fees, agent fees and brokerage  commissions are paid by the Plan. Other outside  professional and administrative services are paid or provided by the Company.

Plan expenses are paid through the Master Trust. For the year ended December 31,
2001,  all of the fees paid through the Master Trust were  allocated to the Plan and deducted from the Plan's net assets.

6. ADMINISTRATION

All funds are  deposited  with and held for  safekeeping  by the Trustee under a master trust agreement with the Company.  The master trust  agreement  provides, among  other  things,  that  the  Trustee  shall  keep  accounts  of  all  trust transactions and report them periodically to the Company.  Investment decisions, within the  guidelines  of the  investment  funds,  are made by the  Trustee and investment  managers.  The  Trustee  may  use an  independent  agent  to  effect purchases  and sales of common stock of the Company for the Illinois  Tool Works
Inc.  Common Stock Fund.  Other  administrative  services,  such as  participant recordkeeping, are performed by the Trustee.

7. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest  according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as Plan fiduciary,  investment  manager and custodian to the Plan.  As defined by ERISA,  any person or  organization  which provides these services to the Plan is a related party-in-interest. Fees paid by the Master  Trust to the Trustee were  $393,144 for the year ended  December 31,
2001.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The
Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8. PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan  subject  to the  provisions  of ERISA.  In the event of Plan  termination, participants will become 100% vested in their accounts.

9. TAX STATUS

The Plan obtained its latest  determination letter on January 11, 1996, in which the Internal  Revenue Service stated that the Plan, as adopted,  was designed in accordance  with the  applicable  requirements  of the  Internal  Revenue  Code.
Effective  January 1, 1997,  the Plan was amended and restated.  The Company has not yet received a  determination  letter for the amended and restated plan. The plan  administrator  believes  that  the Plan is  currently  being  operated  in compliance  with the  applicable  requirements  of the  Internal  Revenue  Code.
Therefore,  the plan administrator  believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

10. MASTER TRUST

Certain  amounts  in  the  Plan's  financial  statements  represent  the  Plan's proportionate share of the corresponding total of the Master Trust.

The net Master Trust assets as of December 31, 2001 are as follows:

                                                                       2001
Assets-                                                          --------------
    Investments, at fair value-
       Interest bearing cash                                     $   23,814,926
       Common stock                                                 409,166,071
       Participant  loans                                            53,947,526
       Value of interest in common/collective trusts                 74,025,136
       Value of interest in registered investment companies         939,722,911
       Other                                                        201,743,550
                                                                 --------------
                     Net Master Trust assets                     $1,702,420,120
                                                                 ==============

The Plan's  proportionate  share of the Master  Trust's  assets  represents  the specific  assets which are  identifiable  to the Plan and an  allocation  of the common assets. The Plan's  proportionate  share of the Master Trust's assets was
99% at December 31, 2001.

For the year ended  December 31, 2001, the earnings on investments of the Master
Trust are as follows:

Investment income-
    Interest-
      Interest-bearing cash                                        $        278
      Participant loans                                               4,301,286
                                                                   ------------
         Total interest                                               4,301,564

    Dividends on Company common stock                                 4,691,352
    Net loss on sale of assets                                      (92,209,793)
    Unrealized appreciation of assets                               155,823,283
    Net investment loss from common/collective trusts                (9,230,658)
    Net investment loss from registered investment companies       (137,037,904)
    Other income                                                     12,917,123
                                                                   ------------
          Net investment loss                                      $(60,745,033)
                                                                   ============

11. TRANSFERS FROM OTHER PLANS

Effective January 2, 2001, the Premark  International  Inc.  Retirement  Savings
Plan was merged into the Plan.  Substantially all of the assets were transferred on January 3, 2001. The receivable as of December 31, 2000, was $803,832,835.

Transfers  from  other  plans  includes  a  receivable,  totaling  $311,877  and
$216,841,  from The Principal  for  participants  in the Miller Group,  Ltd. and subsidiaries  Profit  Sharing Plan  ("Miller") as of December 31, 2001 and 2000,
respectively.  Miller was merged into the Plan in 1993, however, the Company was not made aware of these  residual  amounts until 1999.  The Company  anticipates that these assets will transfer to the Plan in 2002.

Effective  January 31, 2001, the AMI, Inc. 401(k) Plan was merged into the Plan.
Substantially all of the assets were transferred on February 1, 2001. The assets transferred to the Plan totaled $1,169,387.

Effective April 2, 2001, the Imaging  Technologies,  LLC Savings Plan was merged into the Plan.  Substantially  all of the assets  were  transferred  on April 3,
2001. The assets transferred to the Plan totaled $191,716.

Effective  April 2, 2001, the FoxJet,  Inc.  401(k) Savings Plan was merged into the Plan.  Substantially  all of the assets were  transferred on April 11, 2001.
The assets transferred to the Plan totaled $302,578.

Effective  April 30, 2001, the Trident Inc.  Retirement  Savings Plan was merged into the Plan.  Substantially all of the assets were transferred on May 1, 2001.
The assets transferred to the Plan totaled $2,450,785.

Effective May 2, 2001, the Advent Thermal Transfer  Retirement  Savings Plan was
merged into the Plan. Substantially all of the assets were transferred on May 3,
2001. The assets transferred to the Plan totaled $287,016.

Effective May 17, 2001, the Chapman  Corporation 401(k) Plan was merged into the
Plan.  Substantially  all of the assets were  transferred  on May 18, 2001.  The assets transferred to the Plan totaled $31,333.

Effective July 31, 2001, the Kairak,  Inc. 401(k) Plan was merged into the Plan.
Substantially  all of the assets were  transferred on August 9, 2001. The assets transferred to the Plan totaled $279,266.

Effective August 31, 2001, the Crimsco Inc. 401(k) Profit Sharing Plan and Trust
was merged into the Plan.  Substantially  all of the assets were  transferred on
August 30, 2001. The assets transferred to the Plan totaled $41,032.

Effective June 30, 2001, the Gaylord  International  Profit Sharing and Employee
Savings Benefit Plan was merged into the Plan.  Substantially  all of the assets were transferred on August 17, 2001. The assets  transferred to the Plan totaled
$3,067,557.

Effective October 1, 2001, the Strapex  Corporation  Employees'  Retirement Plan
was merged into the Plan.  Substantially  all of the assets were  transferred on
October 2, 2001. The assets transferred to the Plan totaled $716,469.

Effective  October 1, 2001,  the Nutmeg Eyelet and Stamping Co. Inc.  Retirement
Plan was merged into the Plan.  Substantially all of the assets were transferred on October 4, 2001. The assets transferred to the Plan totaled $339,273.

Effective  September 30, 2001,  the Jetline  Engineering,  Inc.  401(k) Plan was
merged  into the Plan.  Substantially  all of the  assets  were  transferred  on
October 2, 2001. The assets transferred to the Plan totaled $338,108.

Effective October 1, 2001, the Jetline Engineering, Inc. Profit Sharing Plan was
merged  into the Plan.  Substantially  all of the  assets  were  transferred  on
October 11, 2001. The assets transferred to the Plan totaled $1,696,252.

Effective  October 31, 2001, the Stanley Knight Non-Union 401(k) Plan was merged into the Plan.  Substantially  all of the assets were transferred on November 1,
2001. The assets transferred to the Plan totaled $1,497,712.

12. SUBSEQUENT EVENTS

Effective in 2002, the following plans were merged into the Plan:

Plan Name:
--------------------------------------------------------
Southland Technologies Retirement Savings Plan and Trust
Van Leer Employee Savings Plan
Tomco Plastics, Inc. Profit Sharing and Savings Plan
Tomco Kendalville Retirement Plan
A. J. Gerrard and Co. Employees 401(k) Savings Plan

The  assets   transferred  to  the  Plan  totaled   approximately   $22,900,000.
Substantially all of the assets were transferred in January and February, 2002.

Effective January 1, 2002, the maximum pre-tax  contribution is increased to 50%
of eligible  compensation,  subject to the IRS maximum deferral limit, while the maximum  after-tax  contribution  remains  at  10%.  The  combined  pre-tax  and after-tax contributions cannot exceed 50%.

Effective  January 1, 2002,  the  Plan's  vesting  schedule  for  Company  match contributions  will be shortened to immediate  vesting for all employees who are active on or after January 1, 2002.

                                   SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees  have  duly  caused  this  report  to be  signed  on its  behalf by the undersigned thereunto duly authorized on May 16, 2002.

                         ITW SAVINGS AND INVESTMENT PLAN

                         By:  /s/ John Karpan
                              -----------------------------------------
                              John Karpan,
                              Member of Employee Benefits Committee and
                              Senior Vice President, Human Resources

                                                                      EXHIBIT 23

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report,  included  or  incorporated  by  reference  in this Form 11-K,  into the
Illinois Tool Works Inc.'s previously filed registration  statements on Form S-8
(File Nos. 333-22035,  333-37068, 333-75767 and 333-69542), Form S-4, (File Nos.
333-02671,  333-25471  and  333-88801)  and  Form S-3  (File  Nos.  33-5780  and
333-70691)  and Premark  International,  Inc.'s  previously  filed  registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 16, 2002

                                                                    EXHIBIT 99.1

May 16, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

Arthur  Andersen LLP has  represented to Illinois Tool Works Inc. that the audit completed for the ITW Savings and Investment  Plan for the year ending  December
31, 2001 was subject to Arthur  Andersen  LLP's quality  control  system for the
United States accounting and auditing practice. Arthur Andersen LLP has provided assurance to Illinois Tool Works Inc. that the audit engagement was conducted in compliance  with  professional  standards.  The  audit  was  conducted  with the appropriate  continuity and availability of personnel,  in the United States, as well as the appropriate availability of national office consultation.

Very truly yours,

/s/ Jon C. Kinney

Jon C. Kinney,
Senior Vice President and Chief Financial Officer, Illinois Tool Works Inc.